                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549


                            ------------------------



                                    FORM 11-K


(Mark One)

     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended DECEMBER 31, 1995
                          -----------------

                                       OR


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from             to
                                ----------     ----------

Commission file number 33-39034
                       --------

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  HBO & Company
                           301 Perimeter Center North
                             Atlanta, Georgia  30346
                                 (770) 393-6000




                              Page 1  of  19 Pages

                                    HBO & COMPANY
                           PROFIT SHARING AND SAVINGS PLAN

                  Financial Statements with Supplementary Schedules

                             December 31, 1995 and 1994




                                 Page 2 of 19 Pages

                            INDEPENDENT AUDITORS' REPORT




Administrative Committee
HBO & Company Profit Sharing and Savings Plan


We have audited the accompanying statements of net assets available for benefits of HBO & Company Profit Sharing and Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HBO & Company Profit Sharing and Savings Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Securities and Exchange Commission and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
June 5, 1996



                           Page 3 of 19 Pages

                    HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                   Statements of Net Assets Available for Benefits

                             December 31, 1995 and 1994


                                                               1995                1994
                                                               ----                ----
Assets:
  Investments, at fair value:
     HBO & Company Common Stock Fund                   $    20,386,601     $     8,332,093
     Fidelity Magellan Fund                                 22,325,414          13,941,836
     Fidelity Growth and Income Fund                        15,955,736           9,632,962
     Fidelity Retirement Money Market Fund                   6,044,568           5,439,402
     Fidelity Asset Manager                                  3,173,483           2,103,614
     Fidelity Managed Income Fund                            1,400,057             656,019
     Fidelity Intermediate Bond Fund                         1,346,381             678,519
     Fidelity International Growth and Income Fund             461,479               -
     Fidelity Blue Chip Growth Fund                          2,563,562               -
     Fidelity Equity Income II Fund                          1,255,847               -
                                                        --------------        ------------
          Total investments                                 74,913,128          40,784,445

  Contributions receivable from employer                       278,575             189,770
  Contributions receivable from participants                 1,159,402             466,261
  Loans receivable from participants                         1,302,830             555,268
  Accrued investment income                                     10,642               9,696
                                                        --------------        ------------
     Total assets                                           77,664,577          42,005,440

Liabilities                                                        -                   -
                                                        --------------        ------------
Net assets available for benefits                     $     77,664,577       $  42,005,440
                                                        --------------        ------------
                                                        --------------        ------------


See accompanying notes to financial statements.

                           Page 4 of 19 Pages

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                 For the Years Ended December 31, 1995 and 1994



                                                              1995                 1994
                                                              ----                 -----
Additions to net assets attributed to:
  Investment income                                    $     2,808,837       $   1,604,150
  Unrealized appreciation in fair value of investments      14,837,997             134,746
  Realized gain on sale of investments                       2,651,602           1,079,196
                                                        --------------        ------------
     Net increase from investment activities                20,298,436           2,818,092

  Contributions:
     Employer                                                3,085,933           2,270,368
     Participants                                           18,075,829           5,958,223
  Interest income on loans to participants                      38,051              33,049
                                                        --------------        ------------
     Total additions                                        41,498,249          11,079,732

Deductions from net assets attributed to:
  Benefits paid directly to participants                    (5,839,112)         (3,611,315)
                                                        --------------        ------------
     Net increase                                           35,659,137           7,468,417

Net assets available for benefits:
  Beginning of year                                         42,005,440          34,537,023
                                                        --------------        ------------
  End of year                                          $    77,664,577      $   42,005,440
                                                        --------------        ------------
                                                        --------------        ------------

See accompanying notes to financial statements.

                           Page 5 of 19 Pages

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1995 and 1994



(1)       DESCRIPTION OF PLAN
          The following description of HBO & Company Profit Sharing and Savings Plan (the "Plan") provides only general information. The Plan agreement should be referred to for a more complete description of the Plan's provisions.

          The Plan is a defined contribution plan which covers all employees of HBO & Company and HBO & Company of Georgia (jointly referred to herein as the "Company") who have completed six months of service (12 months for pre-1994 plan years) and have attained age 21 as of a Plan entry date. The Plan's entry dates are January 1, April 1, July 1, and October 1.

          Each eligible employee can elect to defer a percentage of pretax compensation, as defined, of from one to a maximum of fifteen percent and may contribute such amounts to the Plan. Such deferral elections must be made in whole percentages. If necessary, the salary deferral contributions allowed by a participant will be reduced by the Plan's Administrative Committee (see note 3) so that such contributions do not cause the Plan to be discriminatory or exceed the limitations of the Internal Revenue Code.

          The Company also may contribute to the Plan at the election of the Board of Directors through matching contributions and/or discretionary contributions. Each participant's share of Company discretionary contributions is related to the participant's compensation, as defined. Company contributions may not exceed the maximum allowable as a deduction as defined by the Internal Revenue Code. During 1995 and 1994, the Company contributed $.75 for each $1 contributed by employees; however, this Company matching contribution was only applicable for employee contributions of up to 4% of pretax compensation. No Company discretionary contributions were authorized for the years ended December 31, 1995 and 1994.

          Participants are 100% vested in their pretax compensation contributions and earnings thereon at all times. Company matching and discretionary contributions credited to a participant's account and earnings thereon vest on a graded basis. A participant becomes 20% vested in his/her Company account after one year of service and an additional 20% becomes vested in each of the following four years until a participant fully vests after five years of service (effective January 1, 1995). Prior to January 1, 1995, a participant became 20% vested in his/her Company account after three years of service and an additional 20% vested in each of the following four years until a participant fully vested after seven years of service. Further, a participant is automatically 100% vested without regard to years of service in the event of termination due to death, disability, or attainment of age 65. Allocation of Plan earnings/losses is based on a participant's account balance in the respective fund.

                                                                     (Continued)
                               Page 6 of 19 Pages

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                           December 31, 1995 and 1994

(1)       DESCRIPTION OF PLAN, CONTINUED
          Forfeitures of terminated participants' nonvested accounts are allocated among the remaining participants in the Plan at the end of the Plan year as if the forfeitures are additional matching contributions, as designated by the Administrative Committee. At December 31, 1995, forfeited nonvested accounts amounted to $194,291. These accounts may be used to reduce future employer contributions.

          Participants have the option to direct the investment of their accounts between ten investment funds: the Fidelity Retirement Money Market Fund, the Fidelity Managed Income Fund, the Fidelity Intermediate Bond Fund, the Fidelity Growth and Income Fund, the Fidelity Magellan Fund, the Fidelity Asset Manager Fund, the Fidelity International Growth and Income Fund, the Fidelity Blue Chip Growth Fund, the Fidelity Equity Income II Fund and HBO & Company Common Stock Fund.

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to 5 years, except that loan terms for the purchase of a primary residence are at the discretion of the Administrative Committee. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Administrative Committee. Principal and interest are paid ratably through monthly payroll deductions.

          Upon termination, participants under age 65 may elect to (1) delay the distribution of his/her accounts or (2) receive his/her vested benefits, generally in a lump sum distribution. The full value of benefits are payable upon normal or postponed retirement or to beneficiaries upon death of the participant. The full value of benefits are also payable upon total or permanent disability for participants with account balances totaling less than or equal to $3,500 and upon request or upon obtaining age 65 for participants with account balances totaling more than $3,500.

          Under a provision of the Plan, the Company, through actions of its Board of Directors, reserves the right to terminate the Plan. If the Plan is terminated, each participant shall become fully vested as of the termination date.

(2)       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          The accounting records of the Plan are maintained on the accrual basis.

          HBO & Company Common Stock and investment funds held for investment by the Plan are stated at quoted market values from independent published sources. Loans receivable from participants are stated at cost which approximates fair value.

          The change in the difference between current value and the cost of the investments is reflected in the statement of changes in net assets available for benefits as unrealized appreciation (depreciation) in fair value of investments.


                                                                     (Continued)
                               Page 7 of 19 Pages

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                           December 31, 1995 and 1994


(2)       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
          Realized gain (loss) on sale of investments is the difference between the proceeds received and the average cost of investments sold.

          Benefits are recorded when paid. The amount of benefits approved for payment, but not disbursed, to participants who have withdrawn from the Plan at December 31, 1995 was $2,325.

          The Department of Labor requires that realized and unrealized gains/losses on Form 5500 be calculated using a revalued (annually) cost basis rather than the historical cost basis, which is in accordance with generally accepted accounting principles ("GAAP").
          For this reason, the financial statements prepared in accordance with GAAP differ from the financial information included in the Form 5500. Additionally, the Form 5500 classifies the income from the various investment funds differently than the financial statements prepared in accordance with GAAP. Earnings from interest and dividends per Form 5500 result from the HBO & Company Common Stock dividends and the Fidelity Retirement Money Market Fund interest only. The interest earnings from the remaining Fidelity funds are included on Form 5500 in the net investment gain (loss) along with the realized and unrealized gains/losses for those funds. The realized and unrealized gains/losses on Form 5500 is for the HBO & Company Common Stock only. There is no effect on net assets available for benefits for these differences. Assets that have been allocated, but not disbursed, to participants who have withdrawn from the Plan as of year end are shown as a liability in the Form 5500; whereas, they are not reported as a liability in financial statements prepared in accordance with GAAP.

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

          The 1994 financial statements were restated to exclude benefits payable from the statement of net assets available for benefits. The effect of the restatement was to increase net assets available for benefits by $864,044 at December 31, 1994 and to decrease benefits paid directly to participants in 1994 by $864,044.

(3)       ADMINISTRATION
          The Company's Employee Benefits Administrative Committee (the "Administrative Committee") is the Plan administrator. Fidelity is the Trustee, with custodial responsibility for the Plan's assets. The Plan is liable for all administrative expenses not paid by the Company. At the direction of the Administrative Committee, the Plan's administrative expenses for 1995 and 1994 were paid by the Company.

                                                                     (Continued)

                               Page 8 of 19 Pages

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                           December 31, 1995 and 1994



(4)       PLAN AMENDMENTS AND RESTATEMENT
          On December 29, 1995, the Plan was amended to reflect changes requested by the Internal Revenue Service (the "IRS") in conjunction with the issuance of a favorable determination letter to HBO & Company, the Plan sponsor. These changes primarily affect deferral elections and withdrawals. In addition, several Plan schedules were amended to include companies purchased by the Plan sponsor during 1995.

(5)       INCOME TAX STATUS
          The Plan is intended to be qualified under the Internal Revenue Code (the "IRC"). A favorable ruling was obtained from the IRS as to the tax exempt status of the Plan in October, 1995.

(6)       TRANSACTIONS WITH PARTIES-IN-INTEREST
          During the year ended December 31, 1995, the Plan purchased 87,631 shares of the Common Stock of HBO & Company, the Plan sponsor, for $4,802,545, and sold 63,962 shares of the Common Stock of HBO & Company for $2,869,992 in accordance with the terms of the Plan.

          During the year ended December 31, 1994, the Plan purchased 174,215 shares of the Common Stock of HBO & Company, the Plan sponsor, for $1,918,526, and sold 48,122 shares of the Common Stock of HBO & Company for $1,668,234 in accordance with the terms of the Plan.

(7)       INVESTMENT FUNDS
          The Plan provides for separate investment funds for participants as described in note 1 to the financial statements. The following pages summarize the net assets available for benefits and the changes in net assets available for benefits for each fund for the years ended December 31, 1995 and 1994.





                                                                     (Continued)


                               Page 9 of 19 Pages

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

             Net Assets Available for Benefits by Investment Program


                                           HBO &                                  Fidelity        Fidelity           Fidelity
                                          Company            Fidelity             Growth &       Retirement           Asset
                                          Common             Magellan              Income         Money Mkt          Manager
                                          Stock                Fund                 Fund            Fund               Fund
                                         ---------         ------------          -----------     ---------         -----------
DECEMBER 31, 1995
Assets:
   Investments at fair value           $20,386,601         $22,325,414         $15,955,736     $6,044,568         $3,173,483
   Contributions receivable
    from employer company                   53,075              80,928              54,530         21,582             19,536
   Contributions receivable from
     participants                          129,305             298,919             210,688        162,396             83,503
   Loans receivable from
   participants                            123,605             211,690             202,271        621,060            102,667
   Accrued investment income                10,642               -                  -               -                  -
                                        ----------          ----------          ----------      ---------         ----------
       Total assets                     20,703,228          22,916,951          16,423,225      6,849,606          3,379,189

Liabilities                                  -                   -                   -              -                  -
                                        ----------          ----------          ----------      ---------         ----------
Net assets available for
   benefits                            $20,703,228         $22,916,951         $16,423,225     $6,849,606         $3,379,189
                                        ----------          ----------          ----------      ---------         ----------
                                        ----------          ----------          ----------      ---------         ----------


                                                                                                   Fidelity
                                                                 Fidelity         Fidelity           Int'l          Fidelity
                                                                  Managed        Intermediate       Growth          Blue Chip
                                                                   Income          Bond             & Income         Growth
                                                                    Fund           Fund               Fund            Fund
                                                                  ---------      ------------       --------       ---------
DECEMBER 31, 1995

Assets:
   Investments at fair value                                    $1,400,057     $1,346,381       $461,479          $2,563,562
   Contributions receivable
    from employer company                                            8,455         10,168          3,676              18,434
   Contributions receivable from
     participants                                                   21,111         52,055         45,015              81,035
   Loans receivable from
   participants                                                     23,105         29,632            856              (9,856)
   Accrued investment income                                         -               -             -                   -
                                                               -----------      ---------     ----------        ------------
       Total assets                                              1,452,728      1,438,236        511,026           2,653,175

Liabilities                                                          -              -              -                   -
                                                               -----------       --------      ---------        ------------
Net assets available for
   benefits                                                     $1,452,728     $1,438,236       $511,026          $2,653,175
                                                               -----------      ---------       --------       -------------
                                                               -----------      ---------       --------       -------------




                                                       Fidelity
                                                         Equity
                                                        Income II
                                                         Fund                Total
                                                        ---------         -----------
DECEMBER 31, 1995



Assets:
   Investments at fair value                          $1,255,847         $74,913,128
   Contributions receivable
    from employer company                                  8,191             278,575
   Contributions receivable from
     participants                                         75,375           1,159,402
   Loans receivable from
   participants                                          (2,200)           1,302,830
   Accrued investment income                               -                  10,642
                                                    ------------         -----------
       Total assets                                    1,337,213          77,664,577

Liabilities                                                -                   -
                                                    ------------         -----------
Net assets available for
   benefits                                           $1,337,213         $77,664,577
                                                    ------------         -----------
                                                    ------------         -----------





                                                           HBO &                                Fidelity           Fidelity
                                                           Company           Fidelity           Growth &          Retirement
                                                           Common            Magellan           Income             Money Mkt
                                                           Stock             Fund               Fund                 Fund
                                                            -----            ------------       ----------         --------

   DECEMBER 31, 1994
Assets:
   Investments at fair value                                $8,332,093         $13,941,836     $9,632,962          $5,439,402
   Contributions receivable from employer
   company                                                      28,730              67,819         45,012              19,135
   Contributions receivable from participants                   48,065             161,823        119,945              49,067
   Loans receivable from participants                           81,974              98,024        120,401             106,466
   Accrued investment income                                     9,696              -               -                   -
                                                           -----------          ----------      ---------           ---------

       Total assets                                          8,500,558          14,269,502      9,918,320           5,614,070

Liabilities                                                      -                  -               -                   -
                                                          ------------          ----------      ---------           ---------
Net assets available for benefits                           $8,500,558         $14,269,502     $9,918,320          $5,614,070
                                                          ------------         -----------     ----------          ----------
                                                          ------------         -----------     ----------          -----------





                                                                 Fidelity         Fidelity        Fidelity
                                                                 Asset            Managed         Intermediate
                                                                  Manager          Income          Bond
                                                                   Fund             Fund           Fund          Total
                                                                -----------       ---------       --------       -----

   DECEMBER 31, 1994
Assets:
   Investments at fair value                                    $2,103,614       $656,019       $678,519         $40,784,445
   Contributions receivable from employer
   company                                                          18,617          4,195          6,262             189,770
   Contributions receivable from participants                       53,408         13,554         20,399             466,261
   Loans receivable from participants                              113,211         19,386         15,806             555,268
   Accrued investment income                                         -               -              -                  9,696
                                                                ----------        -------       --------         ------------

       Total assets                                              2,288,850        693,154        720,986          42,005,440

Liabilities                                                          -               -              -                  -
                                                                ----------       --------      ---------         -----------
Net assets available for benefits                               $2,288,850       $693,154       $720,986         $42,005,440
                                                                -----------      --------       --------         -----------
                                                                -----------      --------       --------         -----------



                               Page 10 of 19 Pages

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

       Changes in Net Assets Available for Benefits by Investment Program

                      For the Year Ended December 31, 1995



                                         HBO &                                   Fidelity       Fidelity               Fidelity
                                         Company           Fidelity              Growth &       Retirement             Asset
                                         Common            Magellan              Income         Money Mkt              Manager
                                         Stock             Fund                   Fund              Fund               Fund
                                         -----            ------------          -----------     ---------            -----------
Additions to net assets
  attributed to:
     Investment income                     $48,718          $1,289,951            $750,858       $327,789             $84,052

     Unrealized appreciation
      (depreciation) in fair
      value of investments               8,252,485           3,471,673           2,786,815          -                 335,567

     Realized gain (loss) on
      sale of investments                1,869,470             490,953             279,537           -                 13,244
                                       -----------        ------------         -----------      ----------          ---------
     Net increase from investment
      activities                        10,170,673           5,252,577           3,817,210        327,789             432,863

     Contributions:
      Employer                             563,223           1,023,591             739,073        119,640             277,152

      Participants                       2,112,637           4,681,095           3,593,794      2,220,439           1,213,113

     Interest income on loans
      to participants                        8,892              11,681               7,151          5,750               2,131

            Total additions             12,855,425          10,968,944           8,157,228      2,673,618           1,925,259

Deductions from net assets
  attributed to:
   Benefits expense                     (1,027,905)         (2,233,610)         (1,229,326)      (986,211)           (232,528)

   Interfund transfers                     375,150             (87,884)           (422,997)      (451,871)           (602,392)
                                        ----------          ----------          ----------      ---------           ---------
            Net increase                12,202,670           8,647,450           6,504,905      1,235,536           1,090,339

Net assets available for benefits:
   Beginning of year                     8,500,558          14,269,502           9,918,320      5,614,070           2,288,850
                                        ----------          ----------          ----------      ---------           ---------

   End of year                         $20,703,228         $22,916,952         $16,423,225     $6,849,606          $3,379,189
                                        ----------          ----------          ----------      ---------           ---------
                                        ----------          ----------          ----------      ---------           ---------


                                                                        Fidelity
                                        Fidelity       Fidelity         Int'l             Fidelity
                                        Managed        Intermediate     Growth            Blue Chip
                                        Income          Bond            & Income          Growth
                                         Fund           Fund            Fund              Fund
                                        ---------       --------       --------           ---------
Additions to net assets
  attributed to:
     Investment income                   $58,599        $60,657        $14,316             $136,842

     Unrealized appreciation
      (depreciation) in fair
      value of investments                 -             56,102           (371)             (98,529)

     Realized gain (loss) on
      sale of investments                  -             (2,603)            73                (244)
                                        ---------     ---------       ---------          ---------
     Net increase from investment
      activities                          58,599        114,156         14,018              38,069

     Contributions:
      Employer                            96,667        118,702         15,767              87,302

      Participants                       705,686        714,269        368,893           1,504,035

     Interest income on loans
      to participants                      1,108            648             64                 555
                                        ---------     ---------       ---------          ---------

            Total additions              862,060        947,775        398,742           1,629,961

Deductions from net assets
  attributed to:
   Benefits expense                      (35,865)       (59,185)        (6,922)            (24,590)

   Interfund transfers                   (66,622)      (171,340)       119,206           1,047,804
                                       ----------    ----------       ---------           --------
            Net increase                 759,573        717,250        511,026           2,653,175

Net assets available for benefits:
   Beginning of year                     693,154        720,986          -                   -
                                      ----------     -----------     ---------          ----------

   End of year                        $1,452,727    $ 1,438,236       $511,026          $2,653,175
                                       ---------      ----------       -------           ---------
                                       ----------     ----------       -------           ---------




                                          Fidelity
                                          Equity
                                          Income II
                                           Fund                Total
                                          ---------         -----------
Additions to net assets
  attributed to:
     Investment income                     $37,055          $2,808,837

     Unrealized appreciation
      (depreciation) in fair
      value of investments                  34,255          14,837,997

     Realized gain (loss) on
      sale of investments                    1,172           2,651,602
                                          --------          ----------
     Net increase from investment
      activities                            72,482          20,298,436

     Contributions:
      Employer                              44,816           3,085,933

      Participants                         961,868          18,075,829

     Interest income on loans
      to participants                           71              38,051
                                         ---------          ----------
            Total additions              1,079,237          41,498,249

Deductions from net assets
  attributed to:
   Benefits expense                         (2,970)         (5,839,112)

   Interfund transfers                     260,946               -
                                         ---------          ----------
            Net increase                 1,337,213          35,659,137

Net assets available for benefits:
   Beginning of year                         -              42,005,440
                                        ----------          -----------

   End of year                          $1,337,213         $77,664,577
                                        ----------          ----------
                                        ----------          ----------



                              Pages 11 of 19 Pages

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

       Changes in Net Assets Available for Benefits by Investment Program

                      For the Year Ended December 31, 1994

                                              HBO &                                  Fidelity        Fidelity             Fidelity
                                              Company           Fidelity              Growth &       Retirement            Asset
                                              Common            Magellan               Income         Money Mkt            Manager
                                              Stock             Fund                   Fund             Fund                 Fund
                                              --------         ------------          -----------     ---------           ---------
Additions to net assets attributed to:
   Investment income                            $33,559            $518,519            $680,070       $221,185             $78,386

   Unrealized appreciation
     (depreciation) in fair value
     of investments                           1,685,329            (750,568)           (523,979)          -               (232,835)

   Realized gain (loss) on sale
     of investments                           1,046,875              (8,635)             46,594           -                  3,729
                                             ----------          ----------          ----------      ---------           ---------
   Net increase (decrease) from
     investment activities                    2,765,763            (240,684)            202,685        221,185            (150,720)

   Contributions:
     Employer                                   317,479             892,316             594,766        151,163             205,307

     Participants                               527,935           2,125,978           1,625,354        744,298             580,439

   Interest income on loans to
     participants                                 8,863               8,551               5,887          6,432               1,568
                                           ------------       -------------          ----------     ----------          ----------
            Total additions                   3,620,040           2,786,161           2,428,692      1,123,078             636,594

Deductions from net assets attributed to:
   Benefits expense                            (255,608)         (1,103,577)           (773,038)    (1,203,097)            (192,259)

   Interfund transfers                         (300,279)           (173,667)            178,305        271,227               53,693
                                           ------------        -------------          ----------       -------           ---------

            Net increase                      3,064,153           1,508,917           1,833,959        191,208             498,028

Net assets available for benefits:
   Beginning of year                          5,436,405          12,760,584           8,084,361      5,422,862           1,790,822
                                           ------------        ------------         -----------     ----------          ----------

   End of year                               $8,500,558         $14,269,501          $9,918,320     $5,614,070          $2,288,850
                                            -----------        ------------         -----------     ----------          ----------
                                            -----------        ------------         -----------     ----------          ----------




                                                   Fidelity       Fidelity
                                                   Managed        Intermediate
                                                   Income          Bond
                                                    Fund           Fund             Total
                                                  -----------     ----------       --------
Additions to net assets attributed to:
   Investment income                                 $31,526         $40,905     $1,604,150
   Unrealized appreciation
     (depreciation) in fair value
     of investments                                        -         (43,201)       134,746
   Realized gain (loss) on sale
     of investments                                        -          (9,367)     1,079,196
                                                 -----------      -----------     ---------
   Net increase (decrease) from
     investment activities                            31,526         (11,663)     2,818,092
   Contributions:
     Employer                                         44,215          65,122      2,270,368
     Participants                                    140,957         213,262      5,958,223
   Interest income on loans to
     participants                                      1,191             557         33,049
                                                     -------      ----------    -----------
            Total additions                          217,889         267,278     11,079,732
Deductions from net assets attributed to:
   Benefits expense                                  (33,946)        (49,790)    (3,611,315)
   Interfund transfers                                52,544         (81,823)             -
                                                    --------      ----------      ---------
            Net increase                             236,487         135,665      7,468,417
Net assets available for benefits:
   Beginning of year                                 456,668         585,321     34,537,023
                                                     -------       ---------     ----------
   End of year                                      $693,155        $720,986    $42,005,440
                                                    --------        --------    -----------
                                                    --------        --------    -----------



                               Page 12 of 19 Pages

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                           December 31, 1995 and 1994


(8)       INVESTMENTS
          During 1995 and 1994 the Plan's investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                              Net
                                                           Appreciation
                                                          (Depreciation)        Fair Value
                                                            in Fair Value         at End
                                                           During Year          of Year
                                                          --------------       ------------
Year ended December 31, 1995:
     Fair value as determined by quoted market price:
          HBO & Company Common Stock Fund                $  10,121,955       $  20,386,601
          Fidelity Magellan Fund                             3,962,625          22,325,414
          Fidelity Growth and Income Fund                    3,066,353          15,955,736
          Fidelity Retirement Money Market Fund                  -               6,044,568
          Fidelity Asset Manager Fund                          348,811           3,173,483
          Fidelity Managed Income Fund                           -               1,400,057
          Fidelity Intermediate Bond Fund                       53,499           1,346,381
          Fidelity International Growth and Income Fund           (298)            461,479
          Fidelity Blue Chip Growth Fund                       (98,773)          2,563,562
          Fidelity Equity Income II Fund                        35,427           1,255,847
                                                          ------------        ------------
                                                         $  17,489,599       $  74,913,128
                                                          ------------        ------------
                                                          ------------        ------------

     The current value of the HBO & Company Common Stock Fund, Fidelity Magellan Fund, Fidelity Growth and Income Fund, and Fidelity Retirement Money Market Fund held for investment at December 31, 1995 was $20,386,601, $22,325,414, $15,955,736 and $6,044,568, respectively, each of which represents an investment greater than 5% of the Plan's net assets.


     Year ended December 31, 1994:
     Fair value as determined by quoted market price:
          HBO & Company Common Stock Fund                $   2,732,204       $   8,332,093
          Fidelity Magellan Fund                              (759,203)         13,941,836
          Fidelity Growth and Income Fund                     (477,385)          9,632,962
          Fidelity Retirement Money Market Fund                  -               5,439,402
          Fidelity Asset Manager Fund                         (229,106)          2,103,614
          Fidelity Managed Income Fund                           -                 656,019
          Fidelity Intermediate Bond Fund                      (52,568)            678,519
                                                        --------------        ------------
                                                            $1,213,942         $40,784,445
                                                        --------------        ------------
                                                        --------------        ------------



                                                                     (Continued)
                               Page 13 of 19 Pages

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                           December 31, 1995 and 1994



(8)       INVESTMENTS, CONTINUED
          The current value of the HBO & Company Common Stock Fund, Fidelity Magellan Fund, Fidelity Growth and Income Fund, Fidelity Asset Manager Fund and Fidelity Retirement Money Market Fund held for investment at December 31, 1994 was $8,332,093, $13,941,836, $9,632,962, $2,103,614
          and $5,439,402, respectively, each of which represents an investment greater than 5% of the Plan's net assets.


          The realized gain on the sale of investments during the years ended December 31, 1995 and 1994 was determined as follows:



                                                                1995                1994
                                                               -----                ----
               Aggregate proceeds                         $ 13,766,954        $  8,984,898
               Aggregate cost                              (11,115,352)         (7,905,702)
                                                          ------------          ----------
               Realized gain                              $  2,651,602        $  1,079,196
                                                          ------------          ----------
                                                          ------------          ----------



     During 1995 and 1994, the balance of unrealized appreciation (depreciation) in the fair value of investments changed as follows:



               Balance, December 31, 1993                                    $   5,558,062
                Current unrealized appreciation of
                 investments, net of realized gains (losses)                       134,746
                                                                                -----------
               Balance, December 31, 1994                                       $5,692,808

                Current unrealized appreciation of
                 investments, net of realized gains (losses)                    14,837,997
                                                                                ----------
               Balance, December 31, 1995                                    $  20,530,805
                                                                               -----------
                                                                               -----------

                               Page 14 of 19 Pages

                            Supplementary Information















                               Page 15 of 19 Pages

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

          Item 27a  -  Schedule of Assets Held for Investment Purposes


                                DECEMBER 31, 1995

(a)  Identity of                                                                                      (e) Current
     Party Involved           (b) Identity of Issue           (c) Description      (d) Cost               Value
     --------------                ----------------               ----------           -----              -----
Fidelity Investments                                                Shares
- --------------------                                                ------
Fidelity                      Magellan Fund                         259,658        $ 18,248,395       $  22,325,414
Fidelity                      Growth & Income Fund                  589,861          13,245,517          15,955,736
Fidelity                      Retirement Money Market
                                Fund                              6,044,568           6,044,568           6,044,568
Fidelity                      Asset Manager Fund                    200,220           2,970,797           3,173,483
Fidelity                      Managed Income Fund                 1,400,057           1,400,057           1,400,057
Fidelity                      Intermediate Bond Fund                129,335           1,327,528           1,346,381
Fidelity                      International Growth & Income
                               Fund                                  25,709             461,850             461,479
Fidelity                      Blue Chip Growth Fund                  83,314           2,662,092           2,563,562
Fidelity                      Equity Income II Fund                  58,602           1,221,592           1,255,847
                                                                                    -----------         -----------
                                                                                     47,582,396          54,526,527

Company Stock Fund                                                  Shares
- -------------------                                                 ------
*  HBO & Company              Common Stock                          266,057           6,799,927          20,386,601

                                                                   Interest
                                                                    -------
Participant Loans             Participant Loans                       9-10%                  -            1,302,830
- -----------------                                                                  ------------        ------------
Total investments held                                                             $ 54,382,323       $  76,215,958
                                                                                    -----------         -----------
                                                                                    -----------         -----------



                                                          DECEMBER 31, 1994

(a) Identity of                                                                                        (e) Current
    Party Involved            (b) Identity of Issue            (c) Description    (d) Cost                 Value
    --------------                ----------------                 -----------        ----                 ------
Fidelity Investments                                                Shares
- --------------------                                                ------
Fidelity                      Magellan Fund                         208,710        $ 13,336,490        $ 13,941,835
Fidelity                      Growth & Income Fund                  456,755           9,709,558           9,632,962
Fidelity                      Retirement Money Market Fund        5,439,402           5,439,402           5,439,402
Fidelity                      Asset Manager Fund                    152,105           2,236,495           2,103,614
Fidelity                      Managed Income Fund                   656,020             656,020             656,020
Fidelity                      Intermediate Bond Fund                 69,025             715,768             678,519
                                                                                    -----------         -----------
                                                                                     32,093,733          32,452,352



Company Stock Fund                                                 Shares
- --------------------                                               -------
*  HBO & Company              Common Stock                          242,388           2,997,904           8,332,093


                                                                   Interest
                                                                   --------
Participant Loans             Participant Loans                        5-8%                -                555,268
- -----------------                                                                   -----------         -----------
Total investments held                                                             $ 35,091,637        $ 41,339,713
                                                                                    -----------         -----------
                                                                                    -----------         -----------


*   Party in interest.

                               Page 16 of 19 Pages

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                 Item 27d  -  Schedule of Reportable Transactions

        Transactions or Series of Transactions in Excess of Five Percent
                       of the Current Value of Plan Assets


                                                                            Number of
(a) Identity of           (b) Description                 Number of         Shares or       (c) Purchase          (d) Selling
    Party Involved            of Assets                  Transactions       Units               Price                 Price
    --------------            ------------               ------------       -----------        ---------              -------
CATEGORY (III) - A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:
DECEMBER 31, 1995
HBO & Company                 Common Stock
                              Purchases                         116       87,631            $4,802,545
                              Sales                              86       63,962                                  $2,869,992

Fidelity                      Magellan
                              Purchases                         175      101,707             8,480,096
                              Sales                             121       50,759                                   4,059,143

Fidelity                      Growth & Income Fund
                              Purchases                         185      249,072             6,048,742
                              Sales                             127      115,966                                   2,792,320

Fidelity                      Retirement Money Mkt Fund
                              Purchases                         161    2,681,481             2,681,481
                              Sales                             140    2,076,315                                   2,076,315

Fidelity                      Asset Manager Fund
                              Purchases                         152      115,677             1,717,364
                              Sales                             119       67,563                                     996,306

Fidelity                      Blue Chip Growth Fund
                              Purchases                         102       86,627             2,767,888
                              Sales                              27        3,313                                     105,553

DECEMBER 31, 1994

HBO & Company                 Common Stock
                              Purchases                          81      174,215            $1,918,526
                              Sales                              54       48,122                                  $1,668,234

Fidelity                      Magellan
                              Purchases                         157       63,924             4,369,898
                              Sales                              99       31,797                                   2,179,784

Fidelity                      Growth & Income Fund
                              Purchases                         151      169,114             3,702,828
                              Sales                              92       66,980                                   1,472,160

Fidelity                      Retirement Money Mkt Fund
                              Purchases                         135    2,521,516             2,521,516
                              Sales                             118    2,347,500                                   2,347,500

Fidelity                      Asset Manager Fund
                              Purchases                         113       96,224             1,433,535
                              Sales                              59       51,886                                     760,430


                                                                                 (h) Current Value
                                                             (g) Cost                 of Assets on       (i) Net
                                                                  of                   Transaction           Gain
                                                                Assets                   Date               (Loss)
                                                              ---------             -------------            -----


December 31, 1995
HBO & Company                 Common Stock
                              Purchases                       $4,802,545           $4,802,545
                              Sales                            1,000,522            2,869,992            $1,869,470

Fidelity                      Magellan
                              Purchases                        8,480,096            8,480,096
                              Sales                            3,568,190            4,059,143               490,953

Fidelity                      Growth & Income Fund
                              Purchases                        6,048,742            6,048,742
                              Sales                            2,512,783            2,792,320               279,537

Fidelity                      Retirement Money Mkt Fund
                              Purchases                        2,681,481            2,681,481
                              Sales                            2,076,315            2,076,315                 -

Fidelity                      Asset Manager Fund
                              Purchases                        1,717,364            1,717,364
                              Sales                              983,062              996,306                13,244

Fidelity                      Blue Chip Growth Fund
                              Purchases                        2,767,888            2,767,888
                              Sales                              105,797              105,553                 (244)

DECEMBER 31, 1994

HBO & Company                 Common Stock
                              Purchases                       $1,918,526           $1,918,526
                              Sales                              621,359            1,668,234            $1,046,875

Fidelity                      Magellan
                              Purchases                        4,369,898            4,369,898
                              Sales                            2,188,419            2,179,784               (8,635)

Fidelity                      Growth & Income Fund
                              Purchases                        3,702,828            3,702,828
                              Sales                            1,425,566            1,472,160                46,594

Fidelity                      Retirement Money Mkt Fund
                              Purchases                        2,521,516            2,521,516
                              Sales                            2,347,500            2,347,500                 -

Fidelity                      Asset Manager Fund
                              Purchases                        1,433,535            1,433,535
                              Sales                              756,702              760,430                 3,728



                               Page 17 of 19 Pages

                           SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   HBO & COMPANY PROFIT SHARING
                                     AND SAVINGS PLAN


                                   By:  /s/ E. Christine Rumsey
                                        -----------------------
                                        E. Christine Rumsey



DATE: June 27, 1996           (A Member of the Committee
                              appointed under and pursuant to
                              the HBO & Company Profit Sharing
                              and Savings Plan)



                       Page 18 of 19 Pages